SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2017

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Market Announcement

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) hereby informs its shareholders and the market in general that, further to the Market Announcement of May 30, 2017, and in light of the news released by the media regarding the management by Eletrobras of the resources of the Global Reversion Reserve – “RGR”, we hereby clarify the following:

1.   Eletrobras was the manager of the sector funds Fuel Consumption Account - CCC, Global Reversion Reserve - RGR and Economic Development Account – CDE until April 30, 2017 in order to serve the public interest, and continues to be active in the implementation of sectoral programs, such as Light for All, the Incentive Programs for Alternative Sources of Electric Energy - Proinfa and the National Program for the Conservation of Electric Energy – Procel.

2.   The management of sector funds by Eletrobras was transferred to the Electric Energy Trading Chamber - CCEE. Decree No. 9,022/2017 regulate the remaining obligations of Eletrobras.

3.   During the management of sectoral funds, the Company used its entire structure to manage the budget planning and management of the Funds, as well as to carry out procedures related to the physical and financial monitoring and supervision of works related to projects funded by the relevant fund, among other activities.

4.   In the case of the RGR, the Fund was created by Law No. 5,655/71 with the main purpose of being allocated in case of potential reversals and takeovers of public electric power services.

5.   Pursuant to the Law No. 5,655/71, Eletrobras was also authorized to allocate the RGR resources for the concession of financing concessionaires and licensee companies in the electricity sector.

6.   In this legal scenario, Eletrobras used the RGR resources as a source of funds for application in specific investment projects financed by it, as determined by Law No. 5,655/71, in particular:

I – expansion of electricity distribution services;

II – incentive for alternative sources of electric energy;

III - inventory and feasibility studies for using hydraulic potential;

IV - implantation of power generating plants up to 5,000 kW, exclusively destined to the public service in communities served by the isolated electric system;

V - efficient public lighting;

Market Announcement

VI - conservation of electric energy by improving the quality of products and services; and

VII - universalization of access and use of electric energy.

7.   The Company received insufficient remuneration to cover the costs incurred in the activities related to the management of this fund RGR, the other managed sector funds managed by Eletrobras and the sector programs.

8.   In addition, pursuant to Law No. 9,496/1997, Law No. 9,619/98 and Provisional Measure No. 1,985-25/00, Eletrobras acquired, through the RGR Fund resources, shares in the capital stock of energy distribution companies.

9.   The decision to acquire these distributors was due to legal determination with the purpose of encourage the electricity market at the time and with a view to their inclusion in the National Privatization Program – PND.

10.               Accordingly, all withdrawals made by Eletrobras in the RGR Fund were made in strict compliance with previously existing legal provisions and were applied for the purposes established by law and recognized in the liabilities of the Company as an obligation to the fund. All withdrawals are remunerated, from the date of their realization, until the date of their effective payment, with interest of 5% per year, in the exact terms provided for in the paragraph 5 of article 4 of Law No. 5,655/71. On the other hand, Eletrobras recognizes as part of its assets receivables arising from the financing granted to concessionaires and licence holders of the electricity sector, plus interest of 5% per year and other charges and fees arising from the management, such as an administration fee, credit reserve commission, default interest due to defaults and renegotiations, among others.

11.               Pursuant to Provisional Measure No. 1,755-9, dated December 14, 1998, Contract No. 425/TN was entered into, through which a portion of the credits held by Eletrobras was transferred to the National Treasury, related to a financing agreement entered into with Itaipu Binacional. As a counterpart to these credits, Eletrobras was exempted from liabilities of the RGR existing on that date. It should be noted that the loans granted by Eletrobras to Itaipu Binacional were not derived from funds drawn from the RGR fund.

12.               Through Contract No. 425/TN, the liabilities of Eletrobras in the amount of R$8.2 billion with the RGR fund were extinct. As a result, Eletrobras became the holder of the receivables from the financing agreements originally granted with RGR resources, in reais, leaving it not entitled to approximately 2/3 of the receivables of Itaipu, indexed in US dollars, which became owned by the Union pursuant to said Provisional Measure.

Market Announcement

13.                As part of the credit assignment operation (Eletrobras x Treasury x RGR), through Contract No. 425/TN, the amounts related to the acquisition of the distributors which have been effected until 1998 in the RGR balance to be paid were unduly considered.

14.               The inadequacy derives from Article 3 of Law No. 9,619/98, which governs the treatment of the shares of distributors companies, acquired with funds from the RGR, which establishes that the return of the resources used to acquire them to the RGR, is subject to a suspensive condition, that is, the implementation of its sale as described:

“The resources that may be obtained from the sale of the shares acquired pursuant to art. 1st shall be deposited in the Global Reversion Reserve Fund, up to the amount used for the acquisition authorized by this Law.”

15.               A similar provision applies to the resources used to purchase CEAM, after 1998, as set forth in article 35 of Provisional Measure No. 1,985-25, dated of March 9, 2000:

“Art. 35. The provisions of art. 13 of Law No. 9,491/1997 do not apply to the funds obtained from the sale of the equity interest of ELETROBRAS in CEAM, , and will be deposited in the Global Reversion Reserve Fund, up to the amount used for the acquisition authorized by art. 33.”

16.               The effectiveness of the debt of Eletrobras with the RGR fund, with respect to the acquisition of the distribution companies, is therefore suspended until the sale of the shares in a privatization auction. And further, the law requires that the value obtained from the sale be refunded to the fund, limited to the amount used for the acquisition. Accordingly, if the distribution companies are sold for amounts lower than those used for their acquisition, the amount to be refunded to the RGR fund by Eletrobras will only be the amount determined in the sale. If the sale occurs for a higher value than the value used, the refund to the fund will be limited to the amount drawn for the purchase.

17.               Accordingly, the resources that may be obtained from the sale of such shares from the distribution companies is a future uncertain event. Thus, at the time that the Contract 425/TN was entered into, this portion of Eletrobras' debt to the RGR fund, related to the acquisition of the Distribution Companies until 1998, was neither liquid nor demandable.

18.               Therefore, the reimbursement by Eletrobras was appropriate, as required by the law, of the amounts used in this  operation with the National Treasury, insofar as a debt was serviced that was subject to a condition that might or might not occurred in the future. In this way, the recovery of the liabilities of Eletrobras with the RGR fund of the amounts then assigned was intended to correct an irregularity of the credit assignment, at the time when the National Treasury received a net and determinable credit from Itaipu Binacional, in exchange for a debt with the RGR, of an uncertain amount, which was conditional and therefore illiquid.

Market Announcement

19.               Given the lack of validity, Eletrobras recomposed its liabilities with the RGR fund, again recording its debt related to the acquisition of the shares of the distribution companies until 1998.

20.               This lack of validity, and consequent recomposition of the liability, was recognized by the applicable law, at the time when articles 21-A and 21-B of Law 12,783/2013, as amended by Law No. 13,299/2016, pacified the above topic, recognizing the right of Eletrobras to "offset" the portion equivalent to the acquisition of the distribtion companies, based on the receivables arising from the new financing agreements that were entered into with funds from the RGR Fund after 1998.

21.               It is important to note that, after this credit assignment operation with the National Treasury, which, in its origin, settled the entire liability of the Company with the RGR fund, a new debt began to accumulate, starting in 1998, due to the continuity of the operations of concession of the concessionaires and permission holders financied by Eletrobras, with resources of RGR, under the protection of Law No 5,655/71, in force.

22.               During the management of these credit operations, certain procedures were adopted, due to operational issues related to the large volume of contracts and amendments being managed by Eletrobras, and the following criteria were used to determine the amount of the liability to be settled with the RGR fund, for a certain period of management: the replacement was determined at the beginning of each year, taking into account the total amounts received in the previous year, and paid in twelve (12) installments during the current year, due on the 30th of each month, plus interest of 5% per annum. This procedure is expressly included in Aneel's Inspection Monitoring Report No. RF-ELETROBRAS-34/2000-SFF, accepted by ANEEL and again approved as part of their inspection in 2008.

23.               This procedure resulted in a temporary mismatch between the transfer of funds received by Eletrobras, as a result of the financing granted, and those returned to the RGR Fund. This procedure was carried out without Aneel contesting this during the inspection, and with due accounting records for the purpose of rendering accounts of the fund's management and financial statements of the Company. Eletrobras maintained, as it does, the due recording in its liabilities of the amounts actually withdrawn from the fund plus interest of 5% per annum, as a way of evidencing the recognition of its debt with the RGR.

Market Announcement

24.               Another procedure adopted by Eletrobras, in line with other institutions that administer public resources, refers to the collection by Eletrobras of fees, as a way of having reimbursed the expenses related to infrastructure and personnel involved in the management of sector funds and Government programs, which involved not only contract management but project approval, work supervision, renegotiation and debt collection, among other activities, as already mentioned.

25.               As is known, paragraph 5 of article 4 of Law No. 5,655/71 stipulates a single increase to be applied to the RGR Fund by Eletrobras, that is, interest of 5% per year. It is market practice, however, that other fees are determined in financing contracts. For example, an administration fee; default interest; fines; and credit reserve commissions.

26.               Thus, the resources of the RGR have always been considered as a source of funds for the granting of financing by Eletrobras, as it is with so many other resources of public funds, used by other agents in their respective roles of development promotion. And, therefore, withdrawals should be returned, by Eletrobras to the RGR fund, with the increases determined by law, that is, interest of 5% per year. The other fees should be used to remunerate the activities performed by Eletrobras.

27.               According to Eletrobras' understanding, the adopted practices are in full conformity with the procedures practiced in similar market situations, by Financial Institutions that manage public resources, which charge, in the context of financing agreements, "financial support" fees, such as study commissions, structuring fees, fees for contractual alterations, among others, which are absorbed as their remuneration.

28.               Therefore, Eletrobras followed in its management procedures of the RGR fund, which were established by Law No. 5,655/71, the return to the RGR fund of the amounts withdrawn, plus interest of 5% per year. Any other fees it considered as remuneration for its management activities of the fund.

29.               Again, as part of the inspections carried out by Aneel, the matter was dealt with prominently in the inspection report of 2002, and the Agency expressly agreed with the above-mentioned understanding.

30.               As a consequence of the above, the following conclusions are to be reached regarding the Eletrobras' management process of the RGR Fund:

a)   That the application of the resources of the RGR Fund, by Eletrobras, was carried out in accordance with the legislation;

b)   That the onlendings of the amortization received by Eletrobras, during a certain period, agreed upon at the inspection with Aneel, would only be transferred to the RGR account in the following year, without any additional increase other than interest of 5% per annum;

Market Announcement

c)   That Eletrobras never failed to recognize its debt, in accordance with its understanding of the legal provisions, in the liabilities of the Company;

d)   That Eletrobras was entitled to "compensation" arising from the credit assignment operation carried out with the National Treasury, because it involved a conditional and illiquid debt; and

e)   That Eletrobras should only transfer to the RGR Fund the amounts related to principal of effected withdrawals interest, plus of 5% per annum established by Law No. 5,655/71.

31.               Considering the conclusions above, Eletrobras' liability towards the RGR Fund was approximately R$7 billion, as of March 31, 2017.

32.               However, as was widely reported by the press, in 2011, under supervision 48500.005114/2010-11, Aneel decided to review all its previous audits and to determine that Eletrobras immediately repay the entire amount of the difference between the asset already received by Eletrobras and the liabilities, including the credit reserve commission, default interest and fine, and without considering the compensation related to the acquisition of the shares of the distribution companies effected before 1998. According to Aneel, such amounts should be updated by the rate of Banco do Brasil extramarket fund and set up in 2014, the administrative process number 48500005114201011.

33.               Eletrobras disagreed with Aneel's new understanding in all respects and entered several appeals with that Agency.

34.               The Agency systematically rejected all appeals filed by Eletrobras.

35.               However, on May 30, 2017, it issued a decision recognizing that Eletrobras should return the portion equivalent to the amounts not repaid between 1998 and 2011, duly deducted from the amounts referring to the acquisition of shares of the distribution companies effected until 1998. That amount will be refunded in monthly installments, during the period from July 2017 to 2026, updated with interest of 5% per year, all in accordance with articles 21-A and 21-B of Law No. 12,783/2012. These values are already provisioned in the Company's Financial Statements related to the quarter ended on March 31, 2017.

36.               The amounts referring to the acquisition of shares of the distribution companies that were carried out up to 1998, as well as those of Ceam, acquired in 2000 and the last installment of the Ceron acquisition, which totaled approximately R$1.3 billion as of March 31, 2017, will be reimbursed by Eletrobras to the RGR Fund, with the amount from the sale of these shares, when it occurs. This conditional debt is also provisioned in the Company's Financial Statements for the quarter ended on March 31, 2017.

Market Announcement

37.               However, Aneel continues to understand that Eletrobras must return to the RGR fund the amounts related to the credit reserve commission, default interest and fines, which are the rates that exceed 5% interest as provided for in Law No. 5,655/71. This return of approximately R$113 million, in historical values, for the period from 1998 to 2011, is not provisioned for by Eletrobras, since the Company did not understand such amounts to be due to the Fund and classified the risk of loss in the litigation as possible.

38.               Eletrobras' legal advisors, based on the new decision of Aneel and the issuance of Decree No. 9,022/2017, are evaluating the issue with regard to the amount for the period from 1998 to 2011, for credit reserve commission, default interest and fines, and also the amounts corresponding to these same charges for after 2011, which are recorded in the Company's assets, but not provisioned in liabilities, and will keep the market informed.

Rio de Janeiro, June 7, 2017.

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 7, 2017
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.